Filed by Alphatec Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File Number:  000-52024

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Alphatec. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Alphatec at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Alphatec by directing such request to Allen & Caron, Inc., 18300 Von Karman, Suite 410, Irvine, California 92612, Attn: Matt Clawson, tel: 949-474-4300; e-mail: matt@allencaron.com.

THE FOLLOWING IS THE PRESS RELEASE ISSUED BY ALPHATEC ON SEPTEMBER 27, 2006.

Alphatec to Combine With Technology Leader Scient’X

Transaction Provides Alphatec Scale, Technology and Global Footprint

CARLSBAD, Calif., Sept 27, 2006 /PRNewswire-FirstCall via COMTEX News Network/ — Alphatec Holdings, Inc. (Nasdaq: ATEC), a spinal device company that provides customized products and a broad suite of spine fusion solutions, announced today that it has signed an agreement to combine with spinal product innovator Scient’X, a company that operates in over 30 countries and is the second largest spinal implant company in France and the fifth largest in Europe. The combination forms one of the largest independent spine companies in the world.

Alphatec Chairman, John H. Foster said, “Scient’X is an innovator in spine, having introduced PEEK spacers in 1997; dynamic stabilization in 1996; and the first ceramic-on-ceramic cervical disc. Furthermore, the companies are well known to each other and fit well together with respect to corporate culture, geographic coverage, product line, manufacturing, growth rate, R&D and physician relationships. Finally, the acquisition reflects further successful strategy execution which combines a strong physician service platform and technology leadership.”

The transaction principally consists of the purchase of the controlling share of Scient’X from the French company Ideal Medical Products (Euronext Paris: IMP) giving majority ownership to Alphatec, which will immediately combine the companies’ operations and product lines.

The business combination process will be completed as two separate transactions. In one transaction, Alphatec will purchase an aggregate of 2.15 million shares of Ideal Medical (which represents 61.3% of the outstanding stock of Ideal Medical) from Olivier Carli and Christian Carli for aggregate consideration of approximately $70.2 million (which represents a purchase price per share of approximately $32.69), with 15% of the consideration paid in cash and 85% of the consideration paid in common stock of Alphatec. In the other transaction, which shall close simultaneously, Alphatec will purchase 3.95 million shares of Scient’X (which represents 33.1% of the outstanding stock of Scient’X) from an affiliate of HealthpointCapital Partners, L.P., for aggregate consideration of approximately $56.5 million in common stock of Alphatec. Following the completion of these transactions, Alphatec will directly and indirectly own 61.3% of Ideal Medical and 74.1% of Scient’X. The closing of the transactions are subject to certain closing conditions, including approval by Alphatec’s stockholders, Alphatec obtaining the required financing and the approval of all applicable anti-trust agencies.

After the closing of the transactions above, Alphatec will initiate a tender offer to purchase all shares of Ideal Medical that are not held already by Alphatec. The terms of the tender offer will be substantially equivalent to the terms upon which the Ideal Medical shares were purchased from Olivier Carli and Christian Carli, however, the tender offer will contain an option for these shareholders to receive consideration entirely in cash.

Ronald G. Hiscock, President and Chief Executive Officer of Alphatec, stated, “This event is transformational for Alphatec and positions our combined enterprise to be a global leader in the spine sector. Our strategy has been to develop a corporate platform capable of substantial growth and to then create an engine for innovation. The integration of Scient’X talent, products and technology completes the initial phase of strategy development.” Hiscock continued, “The cross-selling opportunities of this combination are evident and substantial. We will gain access to numerous European and other international markets for Alphatec products and technologies. In addition, the Scient’X products dovetail well with our existing product lines enabling us to bring a stream of innovative products to the US market. We are excited to begin working with Olivier Carli and the rest of the Scient’X leadership and its global network of physicians as we collectively pursue our goal to be the global leader in spine innovation.”

Formed in 1989, Scient’X is recognized worldwide as a spinal product innovator, having invented several devices used everyday in spinal fusion and other surgeries. It was the first company to introduce PEEK spacers, which are now a standard of care in fusion procedures. Scient’X also introduced the first posterior dynamic stabilization product, which is now in its second generation. In addition, Scient’X was the first company to introduce a ceramic-on-ceramic artificial disc designed for motion preservation. Scient’X currently sells more than 25 distinct products for the treatment of spine disorders, 15 of which are sold in the United States.

Scient’X has also distinguished itself in the spine marketplace for its level of commitment to clinical education via its sponsorship of the ARGOS and Inspiration events. The combined company will continue supporting these events and will seek to surpass the high standard established by Scient’X with regard to the support of clinical education and training.

Olivier Carli, Chairman of the Board and General Manager of Scient’X stated, “We are very pleased with this transaction, which will allow Scient’X to access Alphatec’s United States distribution platform and surgeon relationships. The combination will also allow the European and American management teams to work together to accelerate product development and continue to build the Scient’X franchise in Europe and abroad.” As Vice Chairman of the combined enterprise and a member of the Alphatec board of directors, Mr. Carli will continue to be at the forefront of Alphatec’s interaction with physicians, managing operations in Europe and certain other international markets.

Scient’X currently holds 21 French patents and 11 patents in the U.S. Scient’X also holds international patent extensions for procedures in more than 20 countries including Spain, the United Kingdom, Germany, Italy, Canada, Japan, South Korea, and Brazil.

Webcast Review of Scient’X Transaction

At 8:30 a.m. Pacific Time on Thursday, September 28, Alphatec is hosting a breakfast event in conjunction with the North American Spine Society (NASS) meeting in Seattle that will include a review of the Scient’X transaction and will be webcast live. Management encourages shareholders and other interested parties to listen to the live webcast of the event by going to the Company’s website at www.alphatecspine.com. Web participants should go to the Company’s website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. The online archive of the webcast will be available immediately following the conclusion of the event.

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Alphatec. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Alphatec at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Alphatec by directing such request to Allen & Caron, Inc., 18300 Von Karman, Suite 410, Irvine, California 92612, Attn: Matt Clawson, tel: 949-474-4300; e-mail: matt@allencaron.com.

About Alphatec

Alphatec is a medical device company focused on the design, development, manufacturing and marketing of products for the surgical treatment of spine disorders. Alphatec’s principal product offerings are primarily focused on the U.S. spine fusion market, which is estimated to approach $3 billion in 2007, through its wholly-owned subsidiary, Alphatec Spine, Inc., and include a variety of spinal implant products and systems comprised of components such as spine screws, spinal spacers, and plates that offer multiple solutions to address patients’ needs. In addition to Alphatec’s U.S. presence, it also participates in the Japanese spine fusion and orthopedic trauma markets through its subsidiary, Alphatec Pacific, Inc. Alphatec’s mission is to be a values-based leader in the spinal device market by providing unmatched service to and taking scientific direction from our surgeon customers. It does so through its unique in-house manufacturing facility in Carlsbad, California that allows it to respond quickly to surgeon needs and to customize innovative products needed for spine fusion surgery.

Forward Looking Statements

This press release may contain forward-looking statements that involve risks and uncertainty. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Alphatec cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: Alphatec’s ability to maintain its level of previously reported sales growth, Alphatec’s ability to develop and expand its spine fusion business in the United States and Japan, Alphatec’s ability to expand and maintain a successful sales and marketing organization, continuation of favorable third party payor reimbursement for procedures performed using our products, unanticipated expenses or liabilities or other adverse events affecting cash flow or Alphatec’s ability to achieve profitability, uncertainty of additional funding, uncertainty of success in developing any new products, failure to successfully introduce and develop new products, including products related to license agreements, failure to obtain FDA clearance or approval for particular devices, Alphatec’s ability to compete with other competing products and with emerging new technologies within and outside of spinal fusion, product liability exposure, patent infringement claims, claims related to its intellectual property, that Scient’X’s revenues will continue to grow at its prior levels, that Scient’X will remain the second largest spine company in France and the fifth largest in Europe, that the combined enterprise will be a global leader in product innovation, that Alphatec will be able to successfully combine the operations and product lines of the two companies, that Alphatec will be able to successfully continue the ARGOS and Inspiration symposia, that synergies of the business combination will develop, that Alphatec will gain access to international markets and physicians in those markets as a result of this transaction, and that the sales and distribution channel of the combined enterprise will successfully sell and market the Scient’X products in the U.S. Please refer to the risks detailed in Alphatec’s Form S-1 on file with the SEC, as well as the risks detailed from time to time in Alphatec’s SEC reports, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K. Alphatec disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

SOURCE Alphatec Holdings, Inc.

Investor Relations, Matt Clawson of Allen & Caron, Inc., +1-949-474-4300,

matt@allencaron.com, for Alphatec Holdings, Inc.; or Stephen T. D. Dixon, CFO and

Vice President of Alphatec Holdings, Inc., +1-760-431-9286